United States securities and exchange commission logo





                               February 2, 2021

       Martin A. Sumichrast
       Chief Executive Officer
       Adara Acquisition Corp.
       8845 Red Oak Boulevard
       Charlotte, NC 28217

                                                        Re: Adara Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 14,
2021
                                                            File No. 333-250157

       Dear Mr. Sumichrast:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Summary
       Limited Payments to insiders, page 23

   1. Please reconcile your disclosure here that there will be no compensation paid by you to your sponsor, officers,
directors or any affiliate of your sponsor, officers or directors prior to, or in connection
with any services rendered in order to effectuate, the consummation of your initial business
combination, other than those specified on page 23, with your disclosure on page 101
under Certain Relationships and Related Party Transactions that you have agreed to pay
your Chief Financial Officer $50,000 for acquisition related services to be provided
by him in 2021. Please also disclose if such payment to Mr. Porter will be made from the
proceeds of this offering held in the trust account.
 Martin A. Sumichrast
Adara Acquisition Corp.
February 2, 2021
Page 2

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameMartin A. Sumichrast
                                                           Division of
Corporation Finance
Comapany NameAdara Acquisition Corp.
                                                           Office of Energy &
Transportation
February 2, 2021 Page 2
cc:       Rui Ma
FirstName LastName